November 17, 2008
Via EDGAR and Facsimile
Mr. Jay Knight
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Grand Canyon Education, Inc. Registration Statement on Form S-1 (File No. 333-150876) Registration Statement on Form 8-A
Dear Mr. Knight:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Grand Canyon Education, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare effective the Company’s Registration Statement on Form S-1 (Registration No. 333-150876) as of 4:00 p.m., Eastern Time, on November 19, 2008, or as soon as reasonably practicable thereafter, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes David P. Lewis of DLA Piper LLP (US), counsel for the Company, to make such request on the Company’s behalf.
     The Company also requests that its Registration Statement on Form 8-A, filed with the Commission on November 14, 2008, be declared effective concurrently with the above-captioned Registration Statement on Form S-1.
     In connection with the request to declare effective the above-captioned Registration Statement on Form S-1, the Company acknowledges that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We request that we be notified of the effectiveness of the Registration Statement by telephone call to David P. Lewis of DLA Piper LLP (US) at (480) 606-5126.

     Please also provide a copy of the Commission’s order declaring the Registration Statement effective to David P. Lewis via facsimile at (480) 606-5526 and via mail to DLA Piper LLP (US), Attn: David P. Lewis, 2415 East Camelback Road, Suite 700, Phoenix, Arizona 85016.

Very truly yours, Grand Canyon Education, Inc.
By:	/s/ Daniel E. Bachus
Daniel E. Bachus
Chief Financial Officer